Exhibit 99.1

Uxin Reports Unaudited Financial Results for the Quarter Ended September 30, 2025 and

Announces Entry into Definitive Agreement for Financing

BEIJING, December 18, 2025 – Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), China’s leading used car retailer, today announced its unaudited financial results for the quarter ended September 30, 2025.

Highlights for the Quarter Ended September 30, 2025

●	Transaction volume was 15,904 units for the three months ended September 30, 2025, an increase of 37.0% from 11,606 units in the last quarter and an increase of 125.7% from 7,046 units in the same period last year.

●	Retail transaction volume was 14,020 units for the three months ended September 30, 2025, an increase of 35.0% from 10,385 units in the last quarter and an increase of 133.5% from 6,005 units in the same period last year.

●	Total revenues were RMB879.3 million (US$123.5 million) for the three months ended September 30, 2025, an increase of 33.6% from RMB658.3 million in the last quarter and an increase of 76.8% from RMB497.2 million in the same period last year.

●	Gross margin was 7.5% for the three months ended September 30, 2025, compared with 5.2% in the last quarter and 7.0% in the same period last year.

●	Loss from operations was RMB36.5 million (US$5.1 million) for the three months ended September 30, 2025, compared with RMB43.1 million in the last quarter and RMB38.6 million in the same period last year.

●	Non-GAAP adjusted EBITDA[1] was a loss of RMB5.3 million (US$0.7 million) for the three months ended September 30, 2025, compared with a loss of RMB16.5 million in the last quarter and a loss of RMB9.2 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “In the third quarter of 2025, we delivered a retail transaction volume of 14,020 units, up 134% year over year, marking the sixth consecutive quarter of year-over-year growth above 130%. Our inventory turnover remained around 30 days, and our net promoter score (NPS) improved to 67, sustaining an industry-leading level of 65 or above for six straight quarters. Our data-driven pricing system and superior retail experience continue to drive strong performance across our new superstores. The Wuhan location, which opened in February, is on track to reach nearly 1,800 retail units in December and is expected to maintain a robust growth trajectory. Our Zhengzhou superstore, opened in September, is projected to reach close to 900 units in December, with both sales ramp-up and profitability improving even faster than Wuhan. These results reinforce that our business model is highly scalable and can be successfully replicated across regions nationwide.”

1This is a non-GAAP measure. The Company believes that the non-GAAP measures help investors and users of our financial information understand the effect of adjusting items on our selected reported results and provide alternate measurements of its performance, both in the current period and across periods. See “Use of Non-GAAP Financial Measures” and "Unaudited Reconciliations of GAAP And Non-GAAP Results" contained in this press release for a reconciliation and additional information on non-GAAP measures.

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Mr. Dai continued, “Our Jinan superstore also opened in December, completing the three new superstores we originally planned for 2025. Looking ahead, we have a number of superstore pipelines in 2026. The continued ramp-up of newly launched stores, together with sustained growth across our existing network, will be key drivers of our performance in the coming years.”

Mr. Feng Lin, Chief Financial Officer of Uxin, stated, “Our financial performance this quarter continued to demonstrate strong momentum as our total revenue reached RMB879 million. Our retail revenue in particular was RMB819 million, representing an 84% year-over-year growth and 35% quarter-over-quarter growth. As pricing in China’s new-car market stabilizes, profitability across the used-car retail sector has also improved in the quarter. As such, our gross margin reached 7.5%, the highest level in nearly three years, and we recorded a substantial reduction in our non-GAAP adjusted EBITDA loss. We expect this strong performance to continue into the next quarter. For the fourth quarter of 2025, we project retail transaction volume to exceed 18,500 units, up over 110% year over year and more than 30% sequentially. For the full year of 2025, we expect to deliver over 50,000 retail units, representing more than 130% growth compared with 2024.”

Financial Results for the Quarter Ended September 30, 2025

Total revenues were RMB879.3 million (US$123.5 million) for the three months ended September 30, 2025, representing an increase of 33.6% from RMB658.3 million in the last quarter and an increase of 76.8% from RMB497.2 million in the same period last year. The increases were mainly due to the increase in retail vehicle sales revenue.

Retail vehicle sales revenue was RMB819.1 million (US$115.0 million) for the three months ended September 30, 2025, representing an increase of 34.8% from RMB607.6 million in the last quarter and an increase of 84.3% from RMB444.4 million in the same period last year. For the three months ended September 30, 2025, retail transaction volume was 14,020 units, representing an increase of 35.0% from 10,385 units last quarter and an increase of 133.5% from 6,005 units in the same period last year. By offering quality products and services, the Company believes that its superstores have earned customer trust and established Uxin as the well-recognized brand in the regional markets where these superstores are located, leading to a high in-store customer conversion rate. Additionally, since opening in February 2025, the Wuhan superstore continued to achieve strong sales growth.

Wholesale vehicle sales revenue was RMB33.2 million (US$4.7 million) for the three months ended September 30, 2025, compared with RMB29.9 million in the last quarter and RMB37.8 million in the same period last year. For the three months ended September 30, 2025, wholesale transaction volume was 1,884 units, representing an increase of 54.3% from 1,221 units last quarter and an increase of 81.0% from 1,041 units in the same period last year. Wholesale vehicle sales represent vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels.

Other revenue was RMB27.0 million (US$3.8 million) for the three months ended September 30, 2025, compared with RMB20.8 million in the last quarter and RMB15.0 million in the same period last year.

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Cost of revenues was RMB813.3 million (US$114.2 million) for the three months ended September 30, 2025, compared with RMB624.1 million in the last quarter and RMB462.4 million in the same period last year.

Gross margin was 7.5% for the three months ended September 30, 2025, compared with 5.2% in the last quarter and 7.0% in the same period last year. The increases in gross margin was primarily due to two reasons: Firstly, the intense price competition in China’s new car market has eased during the three months ended September 30, 2025, contributing to a rapid recovery in the gross margin for used cars to a higher level; secondly, there was a positive contribution from the Wuhan superstore, which commenced trial operations in late February 2025 and has moved past its start-up phase while continuing to strengthen its performance in gross margin for used vehicles.

Total operating expenses were RMB123.4 million (US$17.3 million) for the three months ended September 30, 2025. Total operating expenses excluding the impact of share-based compensation were RMB109.3 million.

●	Sales and marketing expenses were RMB91.2 million (US$12.8 million) for the three months ended September 30, 2025, representing an increase of 22.9% from RMB74.2 million in the last quarter and an increase of 62.7% from RMB56.1 million in the same period last year. The increases were mainly due to the increased employee compensation for the sales teams as a result of the increase in headcount.

●	General and administrative expenses were RMB29.1 million (US$4.1 million) for the three months ended September 30, 2025, representing an increase of 49.9% from RMB19.4 million in the last quarter and an increase of 11.8% from RMB26.1 million in the same period last year. The increases were mainly due to the increases in professional fees in relation to certain recent transactions.

●	Research and development expenses were RMB3.1 million (US$0.4 million) for the three months ended September 30, 2025, remaining stable compared with RMB3.1 million in the last quarter and representing an increase of 30.8% from RMB2.4 million in the same period last year. The year-over-year increase was mainly due to the impact of share-based compensation expense.

Other operating income, net was RMB21.0 million (US$2.9 million) for the three months ended September 30, 2025, compared with RMB19.4 million for the last quarter and RMB10.8 million in the same period last year. The year-over-year increase was mainly due to gains from derecognition of certain long-aged liabilities.

Loss from operations was RMB36.5 million (US$5.1 million) for the three months ended September 30, 2025, compared with RMB43.1 million in the last quarter and RMB38.6 million in the same period last year.

Interest expenses were RMB24.1million (US$3.4 million) for the three months ended September 30, 2025, compared with RMB23.1 million in the last quarter and RMB24.1 million in the same period last year.

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Net loss from operations was net loss of RMB60.7 million (US$8.5 million) for the three months ended September 30, 2025, compared with net loss of RMB67.6 million in the last quarter and net loss of RMB59.2 million in the same period last year.

Non-GAAP adjusted EBITDA was a loss of RMB5.3 million (US$0.7 million) for the three months ended September 30, 2025, compared with a loss of RMB16.5 million in the last quarter and a loss of RMB9.2 million in the same period last year.

Liquidity

The Company has incurred net losses since inception. For the quarter ended September 30, 2025, the Company incurred net loss of RMB60.7 million and operating cash outflow of RMB172.4 million, and the Company’s current liabilities exceeded current assets by approximately RMB229.7 million and the Company had accumulated deficit in the amount of RMB19.8 billion as of September 30, 2025. Based on the Company’s liquidity assessment, which considers the management’s plan to address these adverse conditions and events including growing its vehicle sales revenue by increasing the sales volume, improving the gross profit margin by increasing the value-added services offered to its customers, maintaining vehicle turnover rate by managing reasonable vehicle prices, raising funds from planned financings, and adjusting its operation scale if and when necessary, the Company believes that it is probable to effectively implement these plans and accordingly, its current cash and cash equivalents and the cash flows from operating and financing activities are sufficient for the Company to meet its anticipated working capital requirements and other capital commitments and the Company will be able to meet its payment obligations when liabilities that fall due within the next twelve months from the date of this release.

Recent Development

Since October 2025, Uxin has made meaningful progress in expanding its superstore footprint, supported by new strategic partnerships in Tianjin, Yinchuan, and Guangzhou.

Uxin Jinan Used Car Superstore

On December 17, 2025, Uxin announced the official opening of its used car superstore in the city of Jinan in Shandong Province. The Jinan location marks Uxin’s fifth large-scale superstore, following successful openings in Xi’an, Hefei, Wuhan, and Zhengzhou. Phase one of the Jinan superstore encompasses approximately 40,000 square meters and can accommodate more than 1,000 vehicles for display and sale at full capacity. The superstore’s launch will further strengthen Uxin’s market presence across Northern China and the Shandong province, accelerating the shift toward scaled, branded, and standardized used car retailing in the area.

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Uxin Tianjin Used Car Superstore

On November 12, 2025, Uxin entered into a strategic partnership with the local government authorities in Tianjin to jointly invest, together with selected local companies, in the Uxin Tianjin Used Car Superstore. The project is expected to combine a large-scale reconditioning facility with a one-stop retail experience and provide capacity for more than 3,000 vehicles for display and sale. The first phase of the superstore is scheduled to commence operations in the first half of 2026. Leveraging Tianjin’s strategic location and logistics advantages, the superstore will serve as a regional hub for the Beijing–Tianjin–Hebei area, further strengthening Uxin’s supply chain and service network across northern China.

Uxin Yinchuan Used Car Superstore

On November 11, 2025, Uxin formed a strategic partnership with the local government authorities in Yinchuan to jointly invest, alongside a local state-owned enterprise, in the Uxin Yinchuan Used Car Superstore. The new superstore is expected to have capacity to display approximately 3,000 vehicles for sale, representing another step in Uxin’s nationwide rollout of large-scale retail superstores. As the capital of the Ningxia Hui Autonomous Region and a key hub in China’s westward development strategy, Yinchuan provides a strategic gateway to the northwest, and the superstore is expected to expand Uxin’s coverage across Ningxia and the broader northwestern region while enhancing supply-chain efficiency and the customer service network.

Uxin Guangzhou Used Car Superstore

On October 31, 2025, Uxin entered into a strategic partnership with local government authorities in the city of Guangzhou to jointly invest in the Uxin Guangzhou Used Car Superstore. The new superstore is designed to accommodate over 3,000 vehicles for display and sale. The project will be co-developed by Uxin Limited and the Guangzhou Development District Transportation Investment Group, a leading industrial investment and operations platform in Guangzhou with strong capabilities in infrastructure development and industrial integration. This partnership marks another milestone in Uxin’s nationwide expansion of its used car superstore network, following the successful openings of superstores in Xi’an, Hefei, Wuhan, and Zhengzhou.

Entry into Definitive Agreement for Financing

On December 18, 2025,Uxin entered into a definitive agreement with Abundant Grace Investment Limited (the “Investor”), an entity affiliated with Mr. Bin Li, a director of Uxin. Pursuant to the definitive agreement, the Investor agreed to purchase 1.2 billion Class A Ordinary Shares of the Company at a price of US$0.00833 per Class A Ordinary Share of the Company (equivalent to US$2.5 per American depositary share of the Company) for a total consideration of US$10 million, which is expected to be paid in multiple installments. The closings of the subscriptions are subject to customary closing conditions.

Business Outlook

For the three months ending December 31, 2025, the Company expects its retail transaction volume to range between 18,500 units and19,000 units. The Company estimates that its total revenues including retail vehicle sales revenue, wholesale vehicle sales revenue and other revenue to range between RMB1,150 million and RMB1,180 million. For the full year 2025, the Company expects its retail transaction volume to exceed 50,000 units. The Company estimates that its total revenues including retail vehicle sales revenue, wholesale vehicle sales revenue and other revenue to exceed RMB3,200 million. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

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Conference Call

Uxin’s management team will host a conference call on Thursday, December 18, 2025, at 8:00 A.M. U.S. Eastern Time (9:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including an event passcode, a unique access PIN, dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Conference Call Preregistration：https://dpregister.com/sreg/10205104/1008c4d12c0

A telephone replay of the call will be available after the conclusion of the conference call until December 25, 2025. The dial-in details for the replay are as follows:

U.S.:	+1 855 669 9658
International:	+1 412 317 0088
Replay PIN:	1934452

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline superstores with inventory capacities ranging from 2,000 to 8,000 vehicles. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of China’s used car industry.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including Adjusted EBITDA and adjusted net loss from operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Adjusted EBITDA as EBITDA excluding share-based compensation, foreign exchange (losses)/gain, other income/(expenses), structure realignment cost which was mainly severance cost and equity in income of affiliates. The Company defines adjusted net loss attributable to ordinary shareholders per share – basic and diluted as net loss attributable to ordinary shareholders per share excluding impact of share-based compensation, deemed dividend to preferred shareholders due to triggering of a down round feature and accretion on redeemable non-controlling interests. The Company presents the non-GAAP financial measures because they are used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of its operating performance as this measure excludes certain finance or non-cash items that the Company does not believe directly reflect its core operations. The Company believe that excluding these items enables us to evaluate our performance period-over-period more effectively and relative to our competitors.

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The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using Adjusted EBITDA is that it does not reflect all items of income and expenses that affect the Company’s operations. Share-based compensation, other income/(expenses) and foreign exchange (losses)/gain have been and may continue to be incurred in the business. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1190 to US$1.00, representing the index rate as of September 30, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its products and services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry and other related industries; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.co

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Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of December 31,	As of September 30,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	25,112	76,164	10,699
Restricted cash	767	71	10
Accounts receivable, net	4,150	4,211	592
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB7,710 and RMB7,706 as of December 31, 2024 and September 30, 2025, respectively	-	-	-
Other receivables, net of provision for credit losses of RMB21,113 and RMB15,369 as of December 31, 2024 and September 30, 2025, respectively	14,998	15,656	2,199
Inventory, net	207,390	405,733	56,993
Prepaid expenses and other current assets	86,977	97,712	13,727
Total current assets	339,394	599,547	84,220

Non-current assets
Property, equipment and software, net	71,420	85,477	12,007
Finance lease right-of-use assets, net	1,346,728	1,325,997	186,262
Operating lease right-of-use assets, net	194,388	238,491	33,501
Total non-current assets	1,612,536	1,649,965	231,770

Total assets	1,951,930	2,249,512	315,990

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	81,584	60,061	8,437
Other payables and other current liabilities	306,391	295,609	41,523
Current portion of operating lease liabilities	14,563	16,217	2,278
Current portion of finance lease liabilities	183,852	186,596	26,211
Short-term borrowings from third parties	174,616	270,717	38,027
Short-term borrowings from related party	1,000	-	-
Total current liabilities	762,006	829,200	116,476

Non-current liabilities
Long-term borrowings from related party (i)	53,913	-	-
Long-term borrowings from third parties	-	14,211	2,000
Consideration payable to WeBank	27,237	-	-
Finance lease liabilities	1,141,118	1,064,241	149,493
Operating lease liabilities	180,920	226,846	31,865
Total non-current liabilities	1,403,188	1,305,298	183,358

Total liabilities	2,165,194	2,134,498	299,834

Mezzanine equity
Redeemable non-controlling interests (ii)	154,977	320,038	44,955
Total Mezzanine equity	154,977	320,038	44,955

Shareholders’ deficit
Ordinary shares (iii)	39,816	45,071	6,331
Additional paid-in capital (iii)	19,007,948	19,289,890	2,709,635
Subscription receivable from shareholders (iii)	(60,467)	-	-
Accumulated other comprehensive income	227,718	234,268	32,907
Accumulated deficit	(19,583,017)	(19,773,054)	(2,777,504)
Total Uxin’s shareholders’ deficit	(368,002)	(203,825)	(28,631)
Non-controlling interests	(239)	(1,199)	(168)
Total shareholders’ deficit	(368,241)	(205,024)	(28,799)

Total liabilities, mezzanine equity and shareholders’ deficit	1,951,930	2,249,512	315,990

(i) Long-term borrowing from related party outstanding as of December 31, 2024 amounted to RMB53.9 million. On September 12, 2024, the Company’s Anhui subsidiary (“Uxin Anhui”) entered into a loan agreement with Pintu (Beijing) information Technology Co., Ltd. (“Pintu Beijing”), pursuant to which Pintu Beijing agreed to extend loan to Uxin Anhui in a principal amount of the RMB equivalent of US$7.5 million for a term of 18 months from the drawdown date unless other repayment schedule is negotiated and mutually agreed by Uxin Anhui and Pintu Beijing. The interest rate is 5.35% per annum within 12 months after the drawdown date, and 8% per annum after 12 months until the loan is repaid in full. The loan is guaranteed by Uxin’s Shaanxi subsidiary pursuant to a guarantee agreement entered on the same date. On September 13, 2024, Uxin Anhui made the drawdown of this loan, and the total RMB amount received was classified as “Long-term borrowings from related party” in non-current liabilities. Subsequently in November 2024, the Company entered into a Share Subscription Agreement with Lightwind Global Limited (“Lightwind”, a wholly-owned subsidiary of Pintu Beijing). Pursuant to this agreement and subject to the fulfilment of specified conditions, Uxin agreed to allot and issue, while Lightwind agreed to subscribe for, a total of 1,543,845,204 Class A Ordinary Shares of the Company, with an aggregate subscription amount of US$7.5 million. When the specified conditions were fulfilled and a repayment schedule of the long-term loan of US$7.5 million was mutually agreed, Lightwind shall invest equivalent amount in the Company after Uxin Anhui repays the loan under the repayment schedule to Pintu Beijing.

In March 2025, a revised repayment schedule was mutually agreed by Uxin Anhui and Pintu Beijing. Pursuant to which, Uxin Anhui fully repaid the total amount of principal and interests, amounting to RMB55.0 million, to Pintu Beijing by 2 installments, RMB15.0 million in March 2025 and RMB40.0 million in April 2025. Concurrently, Lightwind made an equivalent investment in the Company as the specified conditions for the investment had been fulfilled.

(ii) On October 16, 2024, the Company, through Uxin Anhui, entered into an agreement with Wuhan Junshan Urban Asset Operation Co.,Ltd. (“Wuhan Junshan”), a company indirectly controlled by Wuhan City Economic & Technological Development Zone, to establish a subsidiary, Wuhan Youxin Intelligent Remanufacturing Co., Ltd. (“Uxin Wuhan”). Uxin Anhui will contribute RMB66.7 million and Wuhan Junshan will contribute RMB33.3 million, representing approximately 66.7% and 33.3% of Uxin Wuhan’s total registered capital, respectively. As of September 30, 2025, the Company and Wuhan Junshan each made contributions of RMB26.0 million to Uxin Wuhan, respectively, and the investment from Wuhan Junshan was recognized as redeemable non-controlling interests.

On September 20, 2023, we entered into an equity investment agreement with Hefei Construction Investment. Pursuant to the agreement, Hefei ConstructionInvestment will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-yearperiod. As of September 30, 2025, the first-year and second-year rentals of approximately RMB147.1 million and RMB127.7 million was converted intothe investment of approximately 12.02% and 8.40% equity interests in Uxin Hefei by Hefei Construction Investment, respectively. The investment was recognized as redeemable non-controlling interests.

(iii) On March 4, 2025, the Company entered into a share subscription agreement with Fame Dragon Global Limited (the “Investor”), an investment vehicle of NIO Capital, pursuant to which the Investor agreed to purchase 5,738,268,233 Class A Ordinary Shares of the Company for a total consideration of US$27.8 million. As of September 30, 2025, the Company had received US$27.8 million from Fame Dragon Global and issued 5,738,268,233 Class A Ordinary Shares of the Company to the Investor and entities designted by the Investor.

In substance, the Company issued a forward contract to the Investor, as the Investor is obligated to purchase the shares, and the Company is required to issue them upon the satisfaction of the closing conditions at the pre-agreed price and amount which shall be a deemed dividend to the forward contract holder recorded in the additional paid-in capital. In addition, given that this forward contract is considered indexed to the Company’s own stock and meet the requirement for equity classification, it was also classified under the Company’s equity and was initially measured at fair value amounting to RMB180.8 million with no subsequent remeasurement.

In June 2022, the Company entered into a definitive agreement with affiliates of an existing shareholder, NIO Capital. Pursuant to the definitive agreement, NIO Capital had agreed with the Company for the subscription of 714,285,714 senior convertible preferred shares for an aggregate amount of US$100.0 million, which was to be paid in multiple instalments. The first payment for the par value of these preferred shares of US$71.4 thousand was made by NIO Capital in July 2022. In October 2022 and March 2023, a total of US$9.9 million and US$8.4 million was paid by NIO Capital. The remaining US$81.6 million was recorded in “Subscription receivable from shareholders” and reflected as a deduction from mezzanine equity as of March 31, 2023. On April 4, 2023, NIO Capital, NBNW Investment Limited (“NBNW”, an affiliate of NIO Capital) and the long-term debt holders of the Company, namely WP, TPG, and Magic Carpet, entered into assignment agreements to assign all the rights under the then outstanding long-term debt of US$61.6 million to NBNW and then further assign to NIO Capital. Concurrently, the Company entered into a supplemental agreement with NIO Capital, and agreed to offset its subscription receivable by US$61.6 million with its obligation under long-term debt due to NIO Capital after the assignment. This supplemental agreement resulted in a remaining US$20 million amount due to the Company from NIO Capital relating to the aforementioned senior convertible shares subscription agreement. In April and October 2023, subscription receivable of US$1.6 million and US$2 million was received. On March 27, 2024, as agreed by all the preferred shareholders, all of the Company’s 2,810,961,908 outstanding senior convertible preferred shares were converted into 54,960,889,255 Class A ordinary shares. Accordingly, subscription receivable of US$16.4 million due from NIO Capital reflected as a deduction from mezzanine equity was presented as subscriptions receivable, a contra-equity balance on the Consolidated Balance Sheets as of March 31, 2024. The subscription receivables amounting to US$16.4 million were subsequently received in May, June and July 2024 and September 2025.

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Retail vehicle sales	444,399	819,132	115,063	1,038,787	1,892,261	265,804
Wholesale vehicle sales	37,826	33,218	4,666	141,445	85,654	12,032
Others	14,995	26,947	3,785	37,323	63,882	8,973
Total revenues	497,220	879,297	123,514	1,217,555	2,041,797	286,809

Cost of revenues	(462,360)	(813,327)	(114,247)	(1,136,068)	(1,906,279)	(267,773)
Gross profit	34,860	65,970	9,267	81,487	135,518	19,036

Operating expenses
Sales and marketing	(56,060)	(91,197)	(12,810)	(166,228)	(227,113)	(31,902)
General and administrative	(26,074)	(29,145)	(4,094)	(129,529)	(66,922)	(9,400)
Research and development	(2,361)	(3,088)	(434)	(11,768)	(9,076)	(1,275)
Reversal of credit losses, net	162	39	5	521	453	64
Total operating expenses	(84,333)	(123,391)	(17,333)	(307,004)	(302,658)	(42,513)

Other operating income, net	10,824	20,952	2,943	14,542	52,279	7,344

Loss from operations	(38,649)	(36,469)	(5,123)	(210,975)	(114,861)	(16,133)

Interest income	10	6	1	34	56	8
Interest expenses	(24,095)	(24,083)	(3,383)	(70,923)	(69,723)	(9,794)
Other income	1,498	1,200	169	2,753	7,965	1,119
Other expenses	(1,331)	(1,679)	(236)	(6,217)	(3,832)	(538)
Net gain from extinguishment of debt	-	-	-	35,222	-	-
Foreign exchange gains	969	328	46	1,959	751	105
Loss before income tax expense	(61,598)	(60,697)	(8,526)	(248,147)	(179,644)	(25,233)
Income tax expense	-	-	-	(50)	(39)	(5)
Equity in income/(loss) of affiliates, net of tax	2,429	-	-	(3,522)	-	-
Net loss, net of tax	(59,169)	(60,697)	(8,526)	(251,719)	(179,683)	(25,238)
Add: net profit attribute to redeemable non-controlling interests and non-controlling interests shareholders	(1,668)	(2,472)	(347)	(4,938)	(10,354)	(1,454)
Net loss attributable to UXIN LIMITED	(60,837)	(63,169)	(8,873)	(256,657)	(190,037)	(26,692)
Deemed dividend to preferred shareholders due to triggering of a down round feature	-	-	-	(1,781,454)	-	-
Net loss attributable to ordinary shareholders	(60,837)	(63,169)	(8,873)	(2,038,111)	(190,037)	(26,692)

Net loss	(59,169)	(60,697)	(8,526)	(251,719)	(179,683)	(25,238)
Foreign currency translation, net of tax nil	(6,763)	6,459	907	(7,913)	6,550	920
Total comprehensive loss	(65,932)	(54,238)	(7,619)	(259,632)	(173,133)	(24,318)
Add: net profit attribute to redeemable non-controlling interests and non-controlling interests shareholders	(1,668)	(2,472)	(347)	(4,938)	(10,354)	(1,454)
Total comprehensive loss attributable to UXIN LIMITED	(67,600)	(56,710)	(7,966)	(264,570)	(183,487)	(25,772)

Net loss attributable to ordinary shareholders	(60,837)	(63,169)	(8,873)	(2,038,111)	(190,037)	(26,692)
Weighted average shares outstanding - basic	56,418,967,059	64,131,342,471	64,131,342,471	39,162,256,355	61,879,934,707	61,879,934,707
Weighted average shares outstanding -diluted	56,418,967,059	64,131,342,471	64,131,342,471	39,162,256,355	61,879,934,707	61,879,934,707

Net loss per share for ordinary shareholders, basic	(0.00)	(0.00)	(0.00)	(0.05)	(0.00)	(0.00)
Net loss per share for ordinary shareholders, diluted	(0.00)	(0.00)	(0.00)	(0.05)	(0.00)	(0.00)

* Share-based compensation charges included are as follows:

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing	-	1,314	185	136	3,670	516
General and administrative	13,992	12,194	1,713	66,164	28,351	3,982
Research and development	-	627	88	128	1,869	263

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss, net of tax	(59,169)	(60,697)	(8,526)	(251,719)	(179,683)	(25,238)

Add: Income tax expense	-	-	-	50	39	5
Interest income	(10)	(6)	(1)	(34)	(56)	(8)
Interest expenses	24,095	24,083	3,383	70,923	69,723	9,794
Depreciation	15,479	17,069	2,398	47,816	50,311	7,067
EBITDA	(19,605)	(19,551)	(2,746)	(132,964)	(59,666)	(8,380)

Add: Share-based compensation expenses	13,992	14,135	1,986	66,428	33,890	4,761
- Sales and marketing	-	1,314	185	136	3,670	516
- General and administrative	13,992	12,194	1,713	66,164	28,351	3,982
- Research and development	-	627	88	128	1,869	263
Other income	(1,498)	(1,200)	(169)	(2,753)	(7,965)	(1,119)
Other expenses	1,331	1,679	236	6,217	3,832	538
Foreign exchange gains	(969)	(328)	(46)	(1,959)	(751)	(105)
Structure realignment cost	-	-	-	13,948	-	-
Equity in (income)/loss of affiliates, net of tax	(2,429)	-	-	3,522	-	-
Net gain from extinguishment of debt	-	-	-	(35,222)	-	-

Non-GAAP adjusted EBITDA	(9,178)	(5,265)	(739)	(82,783)	(30,660)	(4,305)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(60,837)	(63,169)	(8,873)	(2,038,111)	(190,037)	(26,692)
Add: Share-based compensation expenses	13,992	14,135	1,986	66,428	33,890	4,761
- Sales and marketing	-	1,314	185	136	3,670	516
- General and administrative	13,992	12,194	1,713	66,164	28,351	3,982
- Research and development	-	627	88	128	1,869	263
Add: accretion on redeemable non-controlling interests	1,668	3,328	467	4,968	11,314	1,589
Deemed dividend to preferred shareholders due to triggering of a down round feature	-	-	-	1,781,454	-	-

Non-GAAP adjusted net loss attributable to ordinary shareholders	(45,177)	(45,706)	(6,420)	(185,261)	(144,833)	(20,342)

Net loss per share for ordinary shareholders - basic	(0.00)	(0.00)	(0.00)	(0.05)	(0.00)	(0.00)
Net loss per share for ordinary shareholders - diluted	(0.00)	(0.00)	(0.00)	(0.05)	(0.00)	(0.00)
Non-GAAP adjusted net loss to ordinary shareholders per share - basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Weighted average shares outstanding - basic	56,418,967,059	64,131,342,471	64,131,342,471	39,162,256,355	61,879,934,707	61,879,934,707
Weighted average shares outstanding - diluted	56,418,967,059	64,131,342,471	64,131,342,471	39,162,256,355	61,879,934,707	61,879,934,707

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB7.1190 as of September 30, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.